Filed Pursuant To Rule 433
Registration No. 333-151056
July 14, 2008
Frequently Asked Questions
1. CAN YOU TAKE PHYSICAL POSSESSION OF THE GOLD?
The Trustee, Bank of New York, does not deal directly with the public. The trust handles creation and redemption orders for the shares with Authorized Participants, who deal in blocks of 100,000 shares. An individual investor wishing to exchange shares for physical gold would have to come to the appropriate arrangements with his or her broker.
2. IS THE GOLD INSURED?
The Custodian, HSBC Bank USA, will maintain such insurance for its business, including its bullion and custody business, as it deems appropriate. The Trustee and the Sponsor, WGTS, may review this insurance coverage periodically and upon notice, subject to confidentiality restrictions.

The Custodian is responsible for the safekeeping of the gold held on behalf of the Trust in accordance with the terms of the Allocated Bullion Account Agreement and is required to exercise reasonable care in the performance of its obligations. The Custodian is responsible for loss or damage suffered by the Trust as a direct result of any negligence, fraud, or willful default in the performance of its duties. The Custodian’s liability is only for the market value of the gold held in the Trust Allocated Account or Trust Unallocated Account, respectively, at the time such negligence, fraud or willful default is discovered by the Custodian, provided that the Custodian notifies the Trustee promptly of its discovery.
3. WHERE IS THE GOLD HELD? IS IT SAFE?
The gold that underlies Gold Shares is held in the form of allocated 400 oz. London Good Delivery Bars in the London vaults of HSBC Bank USA. The safekeeping methods are essentially no different from those that have operated without a problem in the London market for centuries. Those safeguards have stood the test of time for both individuals and institutions (including many governments) that store their gold in London vaults. We have tremendous confidence in the Custodian’s efforts to ensure the safety of the Trust’s gold bullion.
4. WHAT HAPPENS TO THE GOLD IF THERE IS A TERRORIST ATTACK AND IT IS STOLEN OR DAMAGED?
Though damage or loss as a result of such events is unlikely, should the gold be destroyed or damaged in a terrorist attack, the Custodian is not liable for any delay in performance or non-performance of any of its obligations under the Custody Agreements. See “Force Majeure” section of the prospectus. Should the gold in the Trust Allocated Account or Trust Unallocated Account be stolen or damaged, the Custodian would only be liable for the market value of the gold held in the Trust Allocated Account or Trust Unallocated Account if it were determined that such loss or damage were the result of negligence, fraud or willful default. These are the legal considerations governing the operations of the Custodian. Actual experience in the aftermath of the terrorist attack that destroyed the World Trade Center in New York was that there was effectively no disruption to the operations of a custodian whose vault was unavailable for months, until it was eventually recovered undamaged. The Custodian was able to carry on more or less normal operations by using gold deposited at other locations, or by borrowing gold in the market, and did not have to default on a single transaction.
5. HOW IS GLD TREATED FROM A TAX STANDPOINT?
The United States Internal Revenue Service (IRS) treats gold as a collectible for long-term capital gains tax purposes. As such, gains recognized by individuals from the sale of SPDR® Gold Shares are subject to a capital gains rate of 28% if held for more than one year. This rule extends to all gold held by the Trust. Although there are some restrictions applicable to retirement plans such as IRAs and 401ks investing in collectibles, SPDR Gold received a private letter ruling permitting investment by such retirement plans.

6. WHERE DO YOU GET THE SPOT PRICE FOR GOLD? HOW DOES IT RELATE TO THE LONDON AM/PM FIX?
What is the difference between the London Fix and COMEX?
The spot price for gold is determined by market forces in the 24-hour global over-the-counter (OTC) market for gold. The OTC market accounts for most global gold trading, and prices quoted reflect the information available to the market at any given time. The spot price can be found on: www.thebulliondesk.com.
The London Bullion Market Association has about 60 full members, as well as a lot of associates. The London Fix is set by five of those member firms and is based upon actual buy and sell orders for gold in the global OTC market. A good analogy for the London Fix versus OTC trading would be to consider the London Fixes similar to opening/closing prices for stocks and to consider the spot price for gold as the continuous market price throughout the trading day.
The COMEX division of the New York Merantile Exchange is a derivatives exchange that acts as a marketplace to trade futures and options contracts on metals, including gold. Typically, gold futures contracts trade at a premium to the spot price. Further discussion can be found in the prospectus.
7. HOW DO I FIND THE INTRA-DAY NAV OF GLD?
The indicative intra-day NAV of GLD can be found at www.spdrgoldshares.com.
The indicative intra-day value is calculated on the mid point of the bid/offer gold spot price.
8.	HOW OFTEN IS THE TRUST AUDITED, AND DO THE AUDITORS HAVE ACCESS TO THE VAULT TO PHYSICALLY COUNT THE GOLD?
Agreements among the Trustee, Bank of New York and the Custodian, HSBC Bank USA, allow for the Trustees to visit and inspect the Trust’s holdings of gold held by the custodian twice a year. In addition, The Trust’s independent auditors may audit the Gold holdings in the vault as part of their audit of the Financial Statements of the Trust.

State Street Global Markets, LLC
State Street Financial Center
One Lincoln Street
Boston, MA 02111
866.320.4053
spdrgoldshares.com
On May 21, 2008, the Trust changed its name to SPDR Gold Trust. Prior to this date it was known as SPDR® Gold Trust.

streetTRACKS® is a registered service mark of State Street Corporation.
The “SPDR” trademark is used under license from The McGraw-Hill Companies, Inc. No financial product offered by SPDR® Gold Trust, or its affiliates is sponsored, endorsed, sold or promoted by The McGraw-Hill Companies, Inc. (“McGraw-Hill”). McGraw-Hill makes no representation or warranty, express or implied, to the owners of any financial product or any member of the public regarding the advisability of investing in securities generally or in financial products particularly or the ability of the index on which financial products are based to track general stock market performance. McGraw-Hill is not responsible for and has not participated in any determination or calculation made with respect to issuance or redemption of financial products. McGraw-Hill has no obligation or liability in connection with the administration, marketing or trading of financial products.
This material must be delivered with a prospectus. The prospectus contains material information about the Trust and its Shares which is material and/or which may be important to you. You should read the entire prospectus, including ‘‘Risk Factors’’ before making an investment decision about the Shares.
SPDR® Gold Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR Gold Shares, 30th Floor, Boston, MA 02111.
STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document includes “forward-looking statements” which generally relate to future events or future performance. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology. All statements (other than statements of historical fact) included in this document that address activities, events or developments that will or may occur in the future, including such matters as changes in commodity prices and market conditions (for gold and the Shares), the Trust’s operations, the Sponsor’s plans and references to the Trust’s future success and other similar matters are forward-looking statements. Investors are cautioned that these statements are only projections. Actual events or results may differ materially. These statements are based upon certain assumptions and analyses the Sponsor made based on its perception of historical trends, current conditions and expected future developments, as well as other factors believed appropriate in the circumstances. Whether or not actual results and developments will conform to the Sponsor’s expectations and predictions, however, is subject to a number of risks and uncertainties, including, but not limited to fluctuations in the price of gold; reductions in the amount of gold represented by each Share due to the payment of Trust expenses and the impact of the termination of the fee reduction under the Trust Indenture; purchasing activity in the gold market associated with the purchase of Baskets from the Trust; the lack of experience of the Sponsor and its management in operating an investment vehicle such as the Trust; unanticipated operational or trading problems; the lack of protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936; the lack of a market for the Shares; the level of support from the World Gold Council; competition from other methods of investing in gold; the impact of large-scale distress sales of gold in times of crisis; the impact of substantial sales of gold by the official sector; the effect of a widening of interest rate differentials between the cost of money and the cost of gold; the loss, damage, theft or restrictions on access to the Trust’s gold; the lack of adequate sources of recovery if the Trust’s gold is lost, damaged, stolen or destroyed, including a lack of insurance; the failure of gold bullion allocated to the Trust to meet the London Good Delivery Standards; the failure of sub-custodians to exercise due care in the safekeeping of the Trust’s gold; the limited ability of the Trustee and the Custodian to take legal action against sub-custodians; the insolvency of the Custodian; the Trust’s obligation to reimburse the Purchaser and the Market Agent for certain liabilities in the event the Sponsor fails to indemnify them; competing claims over ownership of intellectual property rights related to the Trust; and other factors identified in the “Risk Factors” section of the Prospectus filed with the SEC and in other filings made by the Trust from time to time with the SEC. Consequently, all the forward-looking statements made in this material are qualified by these cautionary statements, and there can be no assurance that the actual results or developments the Sponsor or Marketing Agent anticipates will be realized or, even if substantially realized, that they will result in the expected consequences to, or have the expected effects on, the Trust’s operations or the value of the Shares. Neither the Sponsor, Marketing Agent nor any other person assumes responsibility for the accuracy or completeness of the forward-looking statements. Neither the Trust, Marketing Agent nor the Sponsor is under a duty to update any of the forward-looking statements to conform such statements to actual results or to reflect a change in the Sponsor’s or Marketing Agent’s expectation or projections.
The value of the Shares relates directly to the value of the gold held by the Trust (less Trust expenses) and fluctuations in the price of gold could materially adversely affect an investment in the Shares.
Investors should be aware that there is no assurance that gold will maintain its long-term value in terms of purchasing power in the future. In the event that the price of gold declines, the Sponsor expects the value of an investment in the Shares to similarly decline.
Shareholders will not have the protections associated with ownership of shares in an investment company registered under the Investment Company Act of 1940 or the protections afforded by the Commodity Exchange Act of 1936. The Trust is not registered as an investment company under the Investment Company Act of 1940 and is not required to register under such act. Neither the Sponsor nor the Trustee is subject to regulation by the CFTC. Shareholders will not have the regulatory protections provided to investors in CEA-regulated instruments or commodity pools.
For more information: State Street Global Markets, LLC, One Lincoln Street, Boston, MA, 02111 • 866.320.4053 • www.spdrgoldshares.com
Marketed by State Street Global Markets, LLC, an affiliate of State Street Global Advisors, One Lincoln Street, Boston, MA 02111-2900
IBG.GLD.FAQ.0608.v1
Not FDIC Insured – No Bank Guarantee – May Lose Value

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold, 30th Floor, Boston, MA 02111.